STERLING FINANCIAL CORPORATION	June 15, 2004

Filed by: Sterling Financial Corporation
(Commission file number: 000-16276)

Pursuant to Rule 425 under the
Securities Act of 1933

Subject Company: The Pennsylvania
State Banking Company

Sterling Financial Corporation Conference Call hosted by on June 15, 2004, at 9:00 a.m. EST. Confirmation #9226571.

Operator:	Good morning ladies and gentlemen and welcome to the Sterling Financial Corporation Conference Call. At this time all participants are in a listen-only mode. Later we will conduct a question and answer session. I would now like to turn the call over to Mr. Roger Moyer. Mr. Moyer, you may begin.

Roger Moyer:	Thank you. Good morning again and welcome to the Sterling Financial call. We are here this morning to share with you some of our thoughts on the announcement that was made yesterday by Sterling Financial and Pennsylvania State Banking Company to combine those two organizations. I would like to introduce some of the folks here this morning that will be participating in the call. Obviously myself, I will be handling some of the initial parts of the call, talking about some of the strategic direction and thought in the process. Brad Scovill will talk about the details of the transaction, and we have also invited Tom Sposito, who is President and CEO,

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both Pennsylvania State Bank and Pennsylvania State Banking Company, to be part of this. In the true spirit of the way Sterling likes to do a transaction like this in partnering, we thought it would be important for you to hear briefly his perspective on why this was important for Pennsylvania State Bank Company and why this makes sense for both Pennsylvania State Banking Company and Sterling.

I wouldn’t be doing my job if I didn’t refer you to pages 3 and 4 of the presentation that was out on the web as well as was available through email, where we need to call your attention to both some forward-looking statements that would be made today and also some information, additional information about the merger. I call your attention to some careful reading of that. It is important. I am not going to take the time to read that entire document this morning in the interest of time, but I would again emphasize you take some time and look at those two pages in the document that was sent out.

I think probably the most important thing that you want to hear from us this morning is not only the details of the transaction but the thought process that went on in coming to this conclusion to bring Pennsylvania State Banking Company into the Sterling Financial

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Group of financial service companies. Obviously when you see an opportunity like this, you say “It is a great opportunity to enter a growing and dynamic market in Central Pennsylvania,” and then I think you pause and say, “Okay, our first priority is to protect the existing shareholders of Sterling Financial Corporation. What did we think about? We thought about our focus on growing core earnings and the growth track record of our company. We thought about the leadership team and the support platforms that we have in place and were they capable of handling the additional load as we went forward in bringing Pennsylvania State Banking Company into the family, and then took a look at our currency and said, “Is our currency in a state that allows us to pay a very strong price for a great franchise without putting our existing shareholders at substantial risk?” The answer to those questions were: Yes.

Of course the next thing you think about is: Does it fit with our long range master strategies and those of you that have heard me speak before know that we talk about three master strategies, a financial strategy, a customer strategy and a people strategy. Of course the financial was our focus on core earnings growth, a focus on top line growth while controlling expense growth, a strong focus on the customer. In fact, our organization is organized throughout around our customers and then our people are really our

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competitive strategy and how does that fit with Sterling and Pennsylvania State Bank. We will talk more about that as we get to the next slides and also Brad will talk a whole lot about the financial focus. Also, we thought about: What is our opportunity to enter this two county market? Is Pennsylvania State Banking Company the best way to enter it or is de novo the best way to enter and what are the other appropriate targets that might be out there? As we get to the financials I think you will see that this is a much better way to enter the market considering the long-term drag that de novo entrance of the market will bring. This brings a highly recognized name into Sterling Financial family and we think that is a great way to enter a market that we have targeted for a long time.

Then, of course, I think about the match up of the values and our respect for the people of Pennsylvania State Bank and the Banking Company. I think their Board of Directors, their leadership team and the team of engaged energized employees that make it happen on a daily basis. I have to tell you, we have known these people for a long time. We have worked with them. We have done loan transactions. Some of us even worked together in previous lives, so we know the quality of the people of this company and it is a wonderful match.

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Then finally I think we spent a fair amount of time looking at what we thought was a great market, but even parsing out the market demographics and said, “Boy, we have a really incredible stable and growing two county area here” and that was, again, paramount in our decision. So the question for us was: Could we help this franchise accelerate its growth and performance and the answer was a resounding yes. Great market, great people, market turmoil, great franchise leads us to conclude the opportunities for earnings growth are significant. We believe the Sterling model to retain the board and market people and leaders is the foundation of success for this transaction.

You flip over onto the next page on page 6, I would like to make some comments about some of the cultural issues and I would like to focus those around four constituencies that we really think about within our company and we think about community, we think about our shareholders, we talk about our partnership with our employees and we also talk about our customer focus. So, let me start with the customer because that is really where the revenue stream of this really starts. We have organized at Sterling ourselves our targeted customer segments. We think we are better at that alignment then most of our peers. While the Pennsylvania State Bank is organized around a more traditional banking type of

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organization we know that the customer has been foremost in front of their mind, and I would just like to anecdotally mention the role of the Board of Directors at Pennsylvania State Bank. I have seen a lot of Boards and we have been privy to be experienced, to have some experience with some great ones, but I don’t think I have ever seen a Board quite as focused on market development and new business development as the Board of Directors that I have met with at Pennsylvania State Banking Company. So, I think that bodes really well for the future since they will be an important part of our success going forward. The partnership with our employees cannot be underestimated. It is a competitive edge, and many of you know this but maybe some of you may not, but the flagship company of Sterling Financial Corporation, Bank of Lancaster County was recently named the best, not one of the best but the best large employer in Pennsylvania for the past year. Interesting piece of this as well is that Pennsylvania State Banking Company, Pennsylvania State Bank was named the best medium sized, midsized employer in the state. So you are bringing two of the top employers of the state together in a culture that should work well for the future.

Then on the shareholder side: We are real clear about this, our focus is on making money and those of you who’ve heard me

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speak of having a lot of fun while we do it. We believe the same is true for Pennsylvania State Banking Company. We think the partnership that we are proposing here today will enable them to make significantly more money and have significantly more fun because their focus will be on developing the market and not having to worry about a lot of the operational details that they have in the past. We think that is good for everybody.

Then I think the fourth piece we talked about from a cultural standpoint is our commitment to community. I know that Pennsylvania State Banking Company is a huge piece of their community, so we expect to continue on with not only the typical donations that go into a community based organization, but also some significant additional investment in the infrastructure, i.e., the branching system, to make sure that we do maximize what is available in that market and get us to the point of being the lead community bank in that Central Pennsylvania market, that Dauphin and Cumberland County market.

Well let’s talk about demographics and the market. Some of you know this because you study it, others may not be as up on it, so I will take just a couple seconds and speak about it. If you look at the household income statistics you are going to find that they are

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well above the average. Population growth is very similar to the other areas where Sterling has already been successful. There are within the two-county area, several pockets of significant wealth, and that bodes well for the high net worth services that Sterling can bring to the table - services quite frankly that Pennsylvania State Bank didn’t have as available as they will in the future. Then I think you cannot underestimate the general stability in the state capital region brought about by the government location there. We think it is also a great opportunity for business banking. You cannot underestimate the infrastructure improvements and developments that have occurred in the Harrisburg market, whether it is road, whether it is rail, whether it is a brand new international airport that is being brought into the system. Again, I will reference that stability. Another wonderful thing is that no one company dominates that market from an industry standpoint. The bottom-line is we think it is a natural market extension and a successful market extension. I refer you to the map on page 9 where we actually speak and show you what that looks like and you can see it is sort of match made in heaven when you plot those locations in Dauphin and Cumberland County on the existing Sterling footprint. So coupled with the market turmoil, and there has been plenty in that area with market share being dominated by several large out-of-town and certainly some out-of-state banks, we think it is a

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wonderful opportunity for the community banking model at Sterling and we believe that Pennsylvania State Bank will be the lead community bank name in that two county market.

I guess I would finally wrap up before I turn it over to Tom Sposito and say, “This is not a new venture for Sterling. We have done this before. We have merged. We have integrated and we have succeeded in all cases to date. But, our strength is really on executing on the model and preserving the model that we found to be successful to build the shareholder value.”

At this point I am going to turn it over Tom Sposito... I think it is important for the group to hear just what went through Pennsylvania State Banking’s mind because that partnership becomes really important as we execute and make sure that we don’t have customer attrition, what they really saw in the value of this process. So, Tom...

Tom Sposito:	Thanks Roger. Good morning everyone. The first thing I would like to say from my perspective and that of our Board is that Sterling Financial is the kind of company that we want to be and have had our eye on that for some time now. We share similar cultures, as Roger has mentioned. We are a customer and community-focused

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company powered by passionate and talented employees. I think if you look at our company the talent level in our organization is not typical, I don’t think, of a $200 million company. We have a very seasoned group both banking and financial services professionals that I think is going to help us well into the future, and we too are focused on making money and enhancing shareholder value. For my perspective the single most specific thing that this does is really allow us to accelerate our own business plan under our brand name, enhanced by the resources that Sterling brings to the table as our financial partner. We see enhanced product, service and delivery capabilities. As Roger has mentioned, we have sought, really from our founding in 1989 to current, to be the community bank of choice in what we call the greater Harrisburg market and really that title so-to-speak is up for grabs with all of the activity that is taking place in that market over the last 4 to 5 years. There really is no dominant player in that marketplace and we think that with this help and support we are ready to compete and take over that position over the next number of years.

Finally, I see this as an excellent reward for our shareholders today. This is an attractive deal from our perspective. It is certainly enhanced by Sterling’s cash dividend and liquidity for our

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shareholders and I believe personally and our Board believes in the value of Sterling currency going forward.

Thank you.

Roger Moyer:	Thank you Tom. At this point I am going to turn it over to Brad Scovill to discuss some of the specifics of the transaction, the numbers. Then following that, we will come back and take a few questions.

Brad Scovill:	Thanks Roger. We are on page 10 now in the presentation, and really walk through this in a pretty straightforward fashion. A mix of stock and cash, cash consideration fixed at $22 a share, we’ve got an exchange ratio that is floating, as you can see, between 0.8300 and 0.7239 shares as the price varies on $26.51 to $30.39. As you can see how the collar is structured moving to the upside the exchange ratio reduces and coming on the downside it fixes below $26.51 at 0.8300 shares. Based on the closing price at the end of last week that would have been about $21.27 a share. One of the unique aspects of this is we negotiated the pricing on the deal back in early and mid April, actually Sterling stock price was in and around $28, $28.50, so one of your questions may have been: Why is the collar structured in such a fashion when Sterling stock price

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is below the lower end of the collar at this point? That was the environment that we were negotiating in and that is the reason that you see it structured that way. Obviously the exchange ratio is going to be set as we get closer to closing and using the 20 day average for the 3 days prior to closing. One other comment on the stock price movement for Sterling, we looked at bank stocks in general over the last 45 or 60 days, obviously with interest rate fears and some of the general action in bank stock prices we have trended pretty similarly to other bank stocks over that period of time, so nothing overly unusual there.

On page 11- we are in the range of 75/25 stock and cash; ability to increase the cash portion to 30% depending on election of shareholders. Obviously Roger had mentioned earlier in the deal structure that we are looking at keeping Tom on as the President and CEO, that the charter would remain, and the Board would remain, and that there is a Sterling Board seat for the folks at Pennsylvania State Bank as well.

Other key issues for us, and Roger emphasized people throughout his comments, that the employment agreements have been executed with the key folks in the market up at Pennsylvania State. Obviously importantly as well, there is a significant shareholder at

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Pennsylvania State, National Penn Bankshares. We have an executed agreement with those folks as well, but they will be supporting the deal and have actually elected to take 90% stock in the transaction.

We move to page 12 and look at some of the valuation measures. We have put together a group of 11 deals over the last couple of years that are of similar size and nature to the transaction that we are talking about today, and obviously a lot of folks are going to focus on a 32 P/E when we look at the valuation measures and we will talk a little bit more about earnings accretion as we go through the next couple of minutes. But, as you look at all of the measures collectively, it pretty much indicates that this deal is in the market for the other deals that have taken place. On balance we think that that it was a good deal, a fair price, and as we talk about the accretion going forward we will highlight that for you.

On page 13, just some general comments that we expect this to be accretive in the first year after closing. We feel strongly about that. This is a good deal. We have made conservative cost saving assumptions. We have modeled it at about 20%. As we have looked at the cost saves in our operating model which has been described here this morning, which is not a “let’s cut it to the bone”

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model but a revenue enhancement model where we want to keep building the franchise and leaving the market folks in place to build revenues, a 20% number is what we have used. We have identified slightly more than that at this point but that our modeling was based on 20%. The purchase accounting assumptions are modestly accretive, about $0.01 and we have some revenue enhancements targets. To put some numbers to it for everybody, we are a little over $0.06 in what we needed to bring it back to a breakeven. The cost saves are a little over $0.04. The purchase accounting adjustment is about $0.01 and we have clearly looked at revenue enhancements that should bring us to accretion in the first year, the first year after close. Where would those enhancements come from? Obviously we have, there is excess funding. We have some places to deploy that funding in the Sterling affiliate system, whether it be by Town & Country, possibly other lending opportunities. In addition to that with an increased lending limit, clearly Pennsylvania State Bank, as Tom mentioned earlier, has the folks and the savvy to deliver larger credits and deal with larger relationships that the Sterling affiliation will provide, and we have investment services and insurance services that can also produce some significant revenue enhancements over time. Pro forma puts us at about $2.6 billion, $1.7 billion in the loan portfolio, deposits almost $2 billion and a 62 branch and ATM network

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across the Sterling footprint. We have a map on page 9 that really illustrates what that footprint looks like today. We clearly would not do the deal if we didn’t remain well capitalized and we are looking at a closing date sometime late this year or possibly early next year.

Pages 14 and 15 really support Roger’s comments earlier about Sterling’s experience. As we look at this transaction we feel that there is really minimal downside risk and there is a lot of upside. Execution risk would be something that people would be concerned about in a situation like this. If you look through our affiliation history with the acquisitions ranging back from 1999 through 2004, from Northeast all the way up to earlier this year our announcement on Corporate Healthcare Strategies, you see that we have some experience in executing on deals as well as the market expansion that is highlighted on page 15.

So just in closing on the financial side, we feel like it is a very, very solid deal. We expect it to be accretive in the first year after closing and feel very comfortable that we have the ability to execute on the enhancements.

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Roger Moyer:	Thank you Brad. That really concludes our formal comments. I would like to again just comment that we think is a wonderful opportunity for both the existing shareholders of Sterling as well as the shareholders we will bring into the house, if you will, from Pennsylvania State Bank. Again, I think the affirmation we have received from National Penn Bank and looking at stock tells us very strongly that they believe after their review of the transaction that the stock of Sterling is still an extremely good value following this transaction.

With that, we would be happy to take a few questions. Hopefully we have done fairly good job in covering the issues, but we would be happy to answer specific questions at this point.

Operator:	Thank you. We will now begin the question and answer session. If you have a question you will need to press star/one on your touchtone phone. You will hear an acknowledgement that you have been placed in queue. If your question has been answered and you wish to be removed from the queue please press the pound sign. Your questions will be queued in the order that they are received. If you are using a speakerphone please pickup your handset before pressing the numbers. Once again, if there are any questions please press star/one on your touchtone phone.

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Our first question is from Henry Coffey; please state your question.

Henry Coffey:	Hi, this is Henry Coffey with Ferris Baker. Brad, could you go over those, the dilution numbers again? I wanted to see if I understood it correctly. Did you say that there were $0.06 of potential dilution in the deal and then that you had identified $0.05 of cost saves etc. to overcome that. Could you go through that with me again?

Brad Scovill:	Yes, it was about $0.06 of dilution pre-cost saves. Cost saves are about $0.045 or so and we have about $0.01 as we are looking at the purchase accounting adjustments right now. So, the majority of the dilution inherent in the deal will be offset by those two areas and the revenue enhancements that we have already identified would take us the rest of the way.

Henry Coffey:	Now with the shares that you are issuing; are you going to be repurchasing those in the open market or?

Brad Scovill:	Our plan early on would not be to do that.

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Henry Coffey:	Then I guess the last question is: Can you give us some insight into what really drove the valuation metrics on this deal?

Brad Scovill:	Can you be more specific Henry?

Henry Coffey:	Well I mean just you talked a little bit about the fact that you felt this deal, this transaction was pretty much in line with past acquisitions and I was wondering what, if you could kind of go through that with us.

Brad Scovill:	Well I think the primary driver for us always is the earnings issue. As we looked at the deal and looked at Pennsylvania State’s earnings what we were looking for obviously was an engine that would take us strategically into new markets, but also one that we could enhance, even enhance revenues.

Roger Moyer:	Henry, maybe I can comment on that as well. When I think of those things that I summed up with, the great market, the great people, but also here is an organization that is running at about I think an ROA of 0.71, something like that, and just a 14 or 15 basis point improvement on that gets us right back to the accretive piece. So to me with the model that we have used, again, I think there is a

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low risk in terms of us expecting to find that kind of modest improvement in performance, and you can push the numbers if you get them up to even a 1 on ROA, what that does from the accretion perspective.

Henry Coffey:	So you see a lot of pickup here beyond just the first set of saves, cost saves...

Roger Moyer:	We think that 2006, etc. provide some very very nice... And I use the word significant, Henry, and that was deliberate when I made my comments.

Henry Coffey:	Well it looks like a great extension to the franchise so congratulations.

Roger Moyer:	Thank you Henry.

Operator:	Our next question is from Steve Moss; please state your question.

Steve Moss:	Yes hi, good morning and congratulations, guys.

Roger Moyer:	Thank you.

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Steve Moss:	One quick question: What is the pro forma tangible book value?

Roger Moyer:	Oh let us get some numbers here for you.

Brad Scovill:	$7.59, Steve.

Steve Moss:	Thank you very much. Congratulations.

Brad Scovill:	Thank you.

Operator:	Our next question is from Joel Berg; please state your question.

Joel Berg:	Hi. This is Joel with Central Penn Business Journal. I have a question: Pennsylvania State Bank has generally been the business oriented bank and not spent very much on marketing. If you want to make Pennsylvania State one of the, I guess the fair community bank in the Harrisburg area won’t there have to be a change both in terms of advertising, getting out there, I mean you see a lot of banks on TV and billboards these days, and credit unions, and won’t there have to be more branches and more convenient locations?

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Roger Moyer:	Joel, I think the best way for us to answer that is if you remember, what you probably need to remember about the Sterling model is that we really depend heavily on the Boards of Directors and the leadership team in that market to develop more of these, the opportunities where we think they are. So, we would look, quite frankly, to that Board as well as the leadership team. That would not be a top down position, but let’s face it, the targeted marketing that we do can be specifically given to or used for retail, it can be used for business, and it can be used for high net worth. So part of the marketing we find to be more effective than the broad-based blitz type of marketing, but again, we would be guided by some of the people who are closest to the market in terms of what they think is the most effective there. And maybe Tom Sposito might even have a comment on that, too.

Tom Sposito:	Hi Joel. You and I have chatted about this actually a couple of times. One of the real values for Pennsylvania State Bank in this is the enhanced, as I mentioned earlier, product, services, delivery capabilities that Sterling brings to the table that frankly we don’t have today, as you are aware. So I think that is a terrific opportunity for us to fill out our tool kit so to speak.

Joel Berg:	But do you see more branches possibly or?

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Roger Moyer:	The answer is yes. We know that the business plan of... This is Roger Moyer, Joel. We know the business plan of Pennsylvania State Bank does include filling out more markets. We would even see us moving more to probably more to the east, even probably... I mean this is pure speculation but you could probably even see us, if you draw the line across and you see that Hershey, etc. is a natural expansion of that. So, please don’t write a headline that says,“Pennsylvania State Bank moving to Hershey.” Then you can probably put the lines out, extend the line.

Joel Berg:	Right. Then also back do you see Pennsylvania State Bank taking more of a retail focus than it has in past versus the commercial focus?

Roger Moyer:	I think as you draw, as you fill out a branching network you become much better positioned to do more retail focus and it also typically is a great way to gather funding for lending somewhere else in the system.

Joel Berg:	Who approached who for the merger?

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Roger Moyer:	That is probably an interesting question. The way most of these transactions get going is that there is casual conversation over a long period of time and somebody asked me along the way, “How did we get to this point?” and I said, “Very gently.” So to me, it would be hard for me to identify a specific event that said, “This is the event or this is the time to get...” As I said, we have known the people. We have worked with them. We have had relationships and so, I don’t know, it would be hard for me to identify a specific event that said who approached who. Tom, maybe you have a different perspective on that.

Tom Sposito:	No, I don’t. I would maybe just add that we have a long relationship built on trust with many of the folks at Sterling and vice versa and that was the cornerstone that allowed these conversations to progress.

Joel Berg:	About what time or how long have you been really serious about the merger?

Roger Moyer:	Ninety days, I guess, would probably be an appropriate timeframe.

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Joel Berg:	Just real quick, Tom, you had mentioned that there might be potentially job cuts at Pennsylvania State Bank; do you have a number for that or how many or?

Tom Sposito:	Not at this point, Joel. Those discussions are taking place over the next number of days. We have not had a chance to talk specifically to each employee and we need to do that before we would make any kind of comment like that. But certainly we know with the centralized delivery of some administrative and support services, we are going to have to deal with that issue.

Joel Berg:	All right, well thank you both very much.

Roger Moyer:	Thank you Joel.

Tom Sposito:	You’re welcome.

Operator:	Our next question is from Charles Place; please state your question. Mr. Place?

Charles Place:	Hi. How are you?

Roger Moyer:	Fine.

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Charles Place:	I was wondering what your total intangibles created is going to be, tie in goodwill.

Brad Scovill:	About $29 million, $4 million of that will be in the core deposit and tangible.

Charles Place:	How about a margin impact?

Brad Scovill:	Wouldn’t expect significant margin impact. In fact, nominally there should be some improvement.

Charles Place:	Then I guess that is it.

Roger Moyer:	Thank you.

Charles Place:	Thanks.

Operator:	Our next question is from Andy Stapp; please state your question.

Andy Stapp:	Congratulations, gentlemen.

Roger Moyer:	Good morning, Andy.

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Andy Stapp:	Good morning. Just had one quick question. Just wanted to confirm that my understanding is correct that the 20% cost saves that you have targeted are coming purely from back office consolidation.

Brad Scovill:	That is correct.

Andy Stapp:	That is it.

Roger Moyer:	Thank you.

Brad Scovill:	Thanks Andy.

Operator:	Our next question is from Steve Moss; please state your question.

Steve Moss:	Yes, one quick follow-up – Will there be any merger charges?

Brad Scovill:	Yes, round number is about $2 million.

Steve Moss:	Thank you.

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Operator:	Once again, if there are any questions please star/one on your touchtone phone.

Roger Moyer:	Thank you very much ladies and gentlemen. We appreciate your time and interest in Sterling and in the transaction, also the Pennsylvania State Banking Company. Have a great day.

Operator:	This concludes our conference for today. You may all disconnect at this time.

*Please Note: Proper names/organizations spelling not verified.